April 23, 2026

FILED AS EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, NE

Washington, D.C. 20549

Re:	SOX Review of Morgan Stanley Pathway Funds (Investment Company Act File No. 811-06318)

Dear Ms. DiAngelo Fettig:

This letter responds to the follow-up comment provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, relating to the March 4, 2026 Correspondence submitted by Morgan Stanley Pathway Funds (the “Trust” or the “Registrant”). Consulting Group Advisory Services LLC (“CGAS” or the “Manager”), a business of Morgan Stanley, serves as the investment adviser for each series of the Trust.

1.

Comment. The Staff disagrees with the Registrant’s position that the FTSE Non-U.S. World Government Bond (USD) – Hedged Index qualifies as an “appropriate broad-based securities market index” for the International Fixed Income Fund (the “Fund”). Accordingly, please select a new index that meets the definition of an appropriate broad-based securities market index under Instruction 6 to Item 27A(d)(2) of Form N-1A for the Fund.

Response.  The Manager will select a new appropriate broad-based securities market index for the Fund and is evaluating potential candidates aligned with the Fund’s principal investment strategies.

If you have any questions, need any additional information or would like any clarification, please contact me at (212) 537-2821.

Very truly yours,

/s/ Eric Metallo

Eric Metallo

Morgan Stanley

Chief Legal Officer and Secretary of the Trust

cc:

James Kirchner

Morgan Stanley

Chief Financial Officer and Treasurer of the Trust

John J. O’Brien

Morgan, Lewis & Bockius LLP

Counsel to the Trust